EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2017 First Half Financial Results

XIAMEN, FUJIAN, China—August 29, 2017—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY) today reported financial results for the first half of 2017. The unaudited consolidated financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its consolidated financial statements in Renminbi (“RMB”).

First Half 2017 Highlights

•	Revenue during the first half of 2017 was RMB120.3 million, as compared to revenue of RMB15.1 million in the first half of 2016.

•	Total loss during the first half of 2017 was RMB51.5 million, as compared to total loss of RMB129.2 million in the first half of 2016.

•	Loss per ADS was $0.53 in the first half of 2017 as compared to loss per ADS of $1.37 in the first half of 2016.

First Half 2017 Results

Revenue for the first half of 2017 was RMB120.3 million, an increase from RMB15.1 million during the first half of 2016. During the first half of 2017, the Company achieved a revenue of RMB120.3 million, as compared to a net revenue of RMB15.1 million during the first half of 2016 which comprised of a revenue of RMB139.6 million less repurchased inventory of RMB124.5 million. The repurchased inventory of RMB124.5 million was a reduction in revenue.

Excluding the inventory buyback in the first half of 2016, the Company delivered approximately 1,232,000 units to it’s customers during the first half of 2017, compared with 1,320,000 units during the first half of 2016.

The Company’s network of authorized retailers had a net reduction of 20 authorized retail outlets in the first half of 2017, consisting of 41 new authorized retail outlets opened and 61 authorized retail outlets closed. The total number of authorized retail outlets was 427 as of June 30, 2017. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2016	As of June 30, 2017
Company operated flagship store	1	1
Distributors operated stores	28	26
Distributors operated flagship store	1	1
Distributor operated retail website	1	1
Authorized retailers operating outlets	416	398
Total	447	427

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The cost of sales increased from RMB100.7 million in the first half of 2016 to RMB138.1 million in the first half of 2017. The increase in cost of sales was primarily attributed to the write down of inventory to net realizable value of RMB22.2 million during the first half of 2017. During the first half of 2017, the cost of sales comprised of RMB115.9 million cost of sales and the inventory write down of RMB22.2 million. During the first half of 2016, the cost of sales comprised of RMB141.4 million cost of sales less the net realizable value of repurchased inventory of RMB40.7 million. The net realizable value of repurchased inventory of RMB40.7 million was a reduction in cost of sales.

Gross loss was RMB17.8 million in the first half of 2017 as compared to gross loss of RMB85.6 million in the first half of 2016. The gross loss in the first half of 2016 was higher, this was due to inventory buyback in the first half of 2016.

Interest and other income was RMB0.5 million in the first half of 2017 as compared to RMB2.2 million in the first half of 2016. The decrease was mainly due to no time deposit placed with banks during the first half of 2017.

Selling and distribution expenses were RMB24.7 million in the first half of 2017, a decrease from RMB36.0 million during the first half of 2016. The decrease was primarily attributed to the reduction of advertising and shop rack expenses.

Administrative expenses were RMB9.5 million in the first half of 2017, a decrease from RMB10.3 million during the first half of 2016. The decrease was primarily due to reduction of headcount, office and other miscellaneous expenses during the first half of 2017.

Total loss for the period was RMB51.5 million in the first half of 2017, as compared with total loss of RMB129.2 million during the first half of 2016.

Loss per ADS was $0.53 in the first half of 2017, compared to loss per ADS of $1.37 the first half of 2016.

Financial Position

As of June 30, 2017, the Company had cash and cash equivalents of RMB52.7 million.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.7793 on June 30, 2017 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on June 30, 2017, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distributors and retail network. Its products are sold to consumers at authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30

(Expressed in thousands, except per share and per ADS amounts)

	2016	2017	2017
	RMB	RMB	USD
	(Re-presented)
	(Note 1)
Continuing operation:
Revenue	—	—	—
Cost of sales	—	—	—
Gross loss	—	—	—

Interest and other income	517	—	—
Selling and distribution expenses	—	—	—
Administrative expenses	(2,499)	(3,886)	(573)
Loss before taxation	(1,982)	(3,886)	(573)
Income tax expense	—	—	—
Loss from continuing operation	(1,982)	(3,886)	(573)

Discontinued operation:
Loss from discontinued operation	(127,247)	(47,587)	(7,020)
Total loss for the period	(129,229)	(51,473)	(7,593)
Other comprehensive income for the period:
Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	562	450	66
Total comprehensive loss for the period	(128,667)	(51,023)	(7,527)

Loss per share - basic and diluted (in RMB)	(0.57)	(0.23)
Loss per ADS - basic and diluted (in USD)	(1.37)	(0.53)

Weighted average shares outstanding in the period (‘000)	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	14,232	14,232

One ADS represents 16 ordinary shares.

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CHINA XINIYA FASHION LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2016	2017	2017
	RMB	RMB	USD
		Unaudited	Unaudited
	(Note 1)	(Note 1)	(Note 1)
Assets
Non-current assets
Property, plant and equipment	—	—	—
Intangible assets	—	—	—
Total non-current assets	—	—	—

Current assets
Cash and cash equivalents	—	—	—
Trade receivables	—	—	—
Prepayments to suppliers	—	—	—
Inventories	—	—	—
Other receivables and prepayments	—	—	—
Total current assets	—	—	—
Total non-current and current assets	—	—	—
Assets of disposal group classified as held for sale	545,707	514,643	75,914
Total assets	545,707	514,643	75,914

Equity and liabilities
Equity
Share capital	77	77	11
Additional paid-in capital	519,077	519,077	76,568
Statutory reserve	122,615	122,615	18,087
Currency translation reserve	(16,986)	(17,436)	(2,572)
Accumulated losses	(236,824)	(288,297)	(42,526)
Total equity	387,959	336,036	49,568

Current liabilities
Trade payables	—	—	—
Deposits received from distributors	—	—	—
Other payables and accruals	518	229	34
Current income tax payable	—	—	—
Total current liabilities	518	229	34
Liabilities of disposal group classified as held for sale	157,230	178,378	26,312
Total liabilities	157,748	178,607	26,346
Total equity and liabilities	545,707	514,643	75,914

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CHINA XINIYA FASHION LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Expressed in thousands)

	2016	2017	2017
	RMB	RMB	USD
Cash flows from operating activities:
Loss before taxation
Continue operation	(1,982)	(3,886)	(573)
Discontinued operation	(127,247)	(47,587)	(7,020)
Loss for the period	(129,229)	(51,473)	(7,593)
Adjustments for:
Depreciation of property, plant and equipment	796	—	—
Amortization of intangible assets	2,393	—	—
Intangible assets written off	2,724	1,932	285
Interest income	(2,198)	(102)	(15)
Foreign exchange losses	453	427	63
Operating loss before working capital changes	(125,061)	(49,216)	(7,260)
Decrease in trade receivables	186,585	23,680	3,493
Decrease/(increase) in prepayments to suppliers	3,330	(350)	(52)
(Increase)/decrease in inventories	(92,321)	28,596	4,218
Increase in other receivables and prepayments	(66,618)	(5,297)	(781)
Increase/(decrease) in trade payables	5,730	(8,418)	(1,242)
Increase/(decrease) in deposits received from distributors	19,290	(720)	(106)
(Decrease)/increase in provision for estimated sales return	(2,540)	31,834	4,696
Decrease in other payables and accruals	(1,119)	(1,837)	(271)
Decrease in provision for liability	(84,300)	—	—
Cash (used in)/generated by operating activities	(157,024)	18,272	2,695
Income tax paid	—	—	—
Net cash (used in)/generated by operating activities	(157,024)	18,272	2,695

Cash flows from investing activities:
Interest received	16,677	102	15
Net cash generated by investing activities	16,677	102	15

Net (decrease)/increase in cash and cash equivalents	(140,347)	18,374	2,710
Cash and cash equivalents at beginning of the period	203,371	35,168	5,188
Exchange gains/(losses) on cash and cash equivalents	109	(877)	(129)
Cash and cash equivalents at end of the period	63,133	52,665	7,769

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CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. Group held-for-sale

On July 18, 2016, the Company announced that the Company’s controlling shareholder, Qiming Investment Limited, a British Virgin Islands company (the “Seller”) controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company (the “Agreement”) to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies (collectively the “Purchasers”).

As of the date of the Agreement, the Seller beneficially owns 134,359,960 ordinary shares of the Company, accounting for approximately 59% of the total outstanding shares of the Company. Pursuant to the Agreement, the Seller will sell 114,996,929 ordinary shares of the Company (the “Seller Shares”), or 50.5% of the total outstanding shares of the Company, to the Purchasers, for an aggregate purchase price of RMB86,426,661 (US$12,937,155), or RMB0.75 per ordinary share (or US$1.80 per ADS), which is approximately 172.57% of the volume weighted average closing price of the shares for the fifteen (15) trading days prior to and including July 15, 2016.

The closing of the above-mentioned share transfer requires, among other conditions, the following to occur first: (1) the Company’s board of directors and shareholders must approve the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third party valuer (the “Xiniya Transaction”); and (2) the Company must take such corporate actions as are necessary to approve the acquisition of True Silver Limited (“True Silver”), a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate 70% of the financial results of Hubei Chutian Lending Company, Ltd. (“Chutian”), a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (the “Chutian Transaction”). True Silver is wholly-owned by Honest Plus Investments Limited and indirectly controlled by Wei Qizhi who is the controlling shareholder of each of the Purchasers and the founder of Chutian. As a result of the Xiniya Transaction and the Chutian Transaction, the Company's core business will be changed from men's fashion to lending, which will be expanded to broader financial services in the future. In addition, the Purchasers’ designees will be appointed as directors of the board, Chairman and Chief Executive Officer of the Company to be effective immediately after the closing.

The Seller and Purchasers also simultaneously entered into a voting agreement and irrevocable proxy, pursuant to which the Seller appoints the Purchasers as proxies authorized to vote all of the Seller Shares at any meeting of the shareholders of the Company and in connection with any corporate action by the shareholders of the Company related to the Xiniya Transaction and the Chutian Transaction. The closing of the purchase and sale of the Seller Shares will occur no more than ten (10) business days after all conditions precedent to the closing have been satisfied or waived.

The assets and liabilities attributable to Xiniya Holding Limited and its subsidiaries, which are expected to be sold within next twelve months from December 31, 2016, have been classified as a disposal group held for sale and are presented separately in the balance sheet. The proceeds of disposal are expected to exceed the net carrying amount of the relevant assets and liabilities and, accordingly, no impairment loss has been recognized on the classification of these assets classified as held for sale.

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CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. Group held-for-sale - continued

(a) The results of the discontinued operation and the re-presentation of the disposal group are as follows:

	Six months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2017
	RMB’000	RMB’000	USD’000

Revenue	15,093	120,263	17,740
Cost of sales	(100,725)	(138,062)	(20,365)
Gross loss	(85,632)	(17,799)	(2,625)
Interest and other income	2,198	529	78
Selling and distribution expenses	(36,033)	(24,719)	(3,646)
Administrative expenses	(7,780)	(5,598)	(826)
Loss before tax from discontinued operation	(127,247)	(47,587)	(7,019)
Income tax expense	—	—	—
Net loss after taxation from discontinued operation	(127,247)	(47,587)	(7,019)

(b) The impact of the discontinued operation on the cash flows of the Group is as follows:

	Six months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2017
	RMB’000	RMB’000	USD’000

Operating cash (outflows)/inflows	(157,024)	18,272	2,695
Investing cash inflows	16,677	102	15
Total cash (outflows)/inflows	(140,347)	18,374	2,710

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CHINA XINIYA FASHION LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1. Group held-for-sale - continued

As a result of foregoing, the assets and liabilities related to Xiniya Holdings Limited and its subsidiaries have been presented as held for sale:

(c) Assets of disposal group classified as held for sale

	As of December 31, 2016	As of June 30, 2017	As of June 30, 2017
	RMB’000	RMB’000	USD’000

Property, plant and equipment	2,172	2,172	320
Intangible assets	36,934	35,002	5,163
Cash and cash equivalents	35,168	52,665	7,769
Trade receivables	281,634	257,954	38,050
Prepayments to suppliers	25,300	25,650	3,784
Inventories	62,905	34,309	5,061
Other receivables and prepayments	101,594	106,891	15,767
Total	545,707	514,643	75,914

(d) Liabilities of disposal group classified as held for sale

	As of December 31, 2016	As of June 30, 2017	As of June 30, 2017
	RMB’000	RMB’000	USD’000

Trade payables	16,812	10,980	1,620
Deposits received from distributors	46,380	45,660	6,735
Provision for estimated sales return	79,039	110,873	16,354
Other payables and accruals	12,586	8,452	1,247
Current income tax payable	2,413	2,413	356
Total	157,230	178,378	26,312
Net assets directly associated with disposal group classified as held-for-sale	388,477	336,265	49,602

(e) Due to discontinued operation, certain re-presentation has been made to the June 30, 2016 consolidated statement of comprehensive loss to enhance comparability with current period’s presentation. The items re-presented were as follows:

	For the six months ended June 30, 2016
	After re-presentation	Before re-presentation	Difference
	RMB’000	RMB’000	RMB’000

Revenue	—	15,093	(15,093)
Cost of sales	—	(100,725)	100,725
Gross loss	—	(85,632)	85,632
Interest and other income	517	2,715	(2,198)
Selling and distribution expenses	—	(36,033)	36,033
Administrative expenses	(2,499)	(10,279)	7,780
Loss before tax from continued operation	(1,982)	(129,229)	127,247
Loss from discontinued operation	(127,247)	—	(127,247)
Income tax expense	—	—	—
Net loss after taxation	(129,229)	(129,229)	—

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